SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                          Commission File No.: 1-11421

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan
                              (Full title of plan)

                           Dollar General Corporation
                                100 Mission Ridge
                      Goodlettsville, Tennessee 37072-2170
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1999 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
May 12, 2000

DOLLAR GENERAL CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


ASSETS                                               1999                1998

INVESTMENTS, AT FAIR VALUE:
  Dollar General Corporation Stock Fund           $30,666,749        $24,508,239
  Registered investment companies                  25,787,778         20,068,613
  Participant notes receivable                      1,309,192            804,179
  Real estate limited partnerships                    515,303            630,399
                                                  -----------        -----------

           Total investments                       58,279,022         46,011,430
                                                  -----------        -----------

RECEIVABLES:
  Employer contributions                            4,298,023          3,671,017
  Participants' contributions                         463,352            381,155
                                                  -----------        -----------

           Total receivables                        4,761,375          4,052,172
                                                  -----------        -----------

TOTAL                                              63,040,397         50,063,602
                                                  -----------        -----------

LIABILITIES

EXCESS CONTRIBUTIONS PAYABLE                           99,683                 --
                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $62,940,714        $50,063,602
                                                  ===========        ===========


The accompanying notes are an integral part of these financial statements.

DOLLAR GENERAL CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  INVESTMENT INCOME:
    Net appreciation in fair value of investments             $ 4,393,326
    Dividends                                                   1,874,808
    Interest                                                      298,963
                                                              -----------

           Total investment income                              6,567,097
                                                              -----------

  CONTRIBUTIONS:
    Employer contributions                                      6,458,704
    Participants' contributions                                 4,837,855
    Rollover contributions                                        431,798
                                                              -----------

           Total contributions                                 11,728,357
                                                              -----------

                        Total additions                        18,295,454
                                                              -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                               5,228,958
    Other expenses                                                189,384
                                                              -----------

                        Total deductions                        5,418,342
                                                              -----------

NET INCREASE                                                   12,877,112

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                            50,063,602
                                                              -----------

  End of year                                                 $62,940,714
                                                              ===========


The accompanying notes are an integral part of these financial statements.

DOLLAR GENERAL CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     On August 25, 1997, the Board of Directors of Dollar General Corporation (the "Company") resolved that the Dollar General Corporation Employee Stock Ownership Plan (the "ESOP Plan") be merged with the Dollar General Corporation Retirement Plan (the "Retirement Plan") to form the Dollar General Corporation 401(k) Savings and Retirement Plan. As a result, the Retirement Plan was amended, restated, converted and continued as the Plan and the ESOP Plan was merged into the Plan effective January 1, 1998.

     The Plan is a defined contribution plan for all employees of the Company who have completed one year and 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - A participant may elect to contribute to the Plan through salary deferral from 1% to 15% of his or her annual pretax salary up to the maximum amount allowed by law.

     The Company has the option of matching up to 50% of the first 6% of elective deferrals of each eligible participant's pretax contribution to the Plan for each period for which participants' contributions are made. The Company matching contribution is invested as directed by the participant. The Company matching contribution was 50% for the 1999 Plan year.

     The Company also has the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC") to the extent such contributions may be used to meet the nondiscrimination requirements of Section 401(k)(3)(A)(ii) of the Internal Revenue Code or comparability requirements of Section 401(l) of the Internal Revenue Code. The Company may elect to have the first 1/2 of 1% of the QNEC be made in Company common stock or used to acquire Company common stock. The remaining QNEC is invested as directed by the participant. Included in Employer Contributions Receivable is $4,106,366 and $3,514,318 related to the QNEC at December 31, 1999 and 1998, respectively.

     In addition to the matching and QNEC contributions described above, the Company may contribute discretionary amounts from time to time as profit sharing contributions. The profit sharing contribution is invested as directed by the participant. There were no profit sharing contributions for the 1999 Plan year.

     Participants' accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan expenses are allocated to participant accounts based on an equal per person basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in all Company contributions and contributions made under the Retirement Plan, plus actual earnings thereon, is based on years of credited service. Participants are 40% vested after 4 years of credited service and 100% after 5 years of credited service.

     Participant loans - Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between an investment fund and the participant loan fund. Loan terms generally range from one to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on outstanding loans range from 7.75% to 8.5% at December 31, 1999 and 1998. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

     Payment of benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a twenty-year period as long as the periodic payments are not less than $50. As of December 31, 1999 and 1998, there were no benefits due to participants who have withdrawn from the Plan.

     Forfeited accounts - Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company. In 1999, employer contributions were reduced by $474,386 from forfeited nonvested accounts.

     Investment options - Participants have the option to invest their contributions, rollover contributions and employer contributions in a variety of options. Except for the Dollar General Corporation Stock Fund, the funds are proprietary products of the American Funds Group. Participants may change their investment options at any time.

     Participants may invest their account in minimum whole increments of 1% in any of the following options:

     Dollar General Corporation Stock Fund: This fund is primarily comprised of Dollar General Corporation common stock with the remainder invested in a money market account.

     The Income Fund of America: According to the fund prospectus, this fund seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments. The fund may invest in stocks, bonds and other fixed-income securities in any proportion.

     Washington Mutual Investors Fund: According to the fund prospectus, this fund seeks to provide current income and the opportunity for growth of principal. The fund invests in stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

     New Perspective Fund: According to the fund prospectus, this fund seeks to provide long-term growth of capital through investments all over the world, including the United States. The fund diversifies in blue chip companies here and abroad, focusing on opportunities generated by changes in global trade patterns and economic and political relationships. The fund's investments are in common stocks, convertibles, preferred stocks, bonds and cash.

     The Cash Management Trust of America: According to the fund prospectus, this fund seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments.

     The Bond Fund of America: According to the fund prospectus, this fund seeks to provide a high level of current income with preservation capital. The fund invests in corporate debt securities, U.S. and other government securities, mortgage-related securities and cash, in which it must invest at least 60% of its assets in securities rated A or better at the time of purchase. The fund may invest up to 25% of assets in fixed-income securities of corporations and government entities outside the United States. Typically, the fund will invest in intermediate- to long-term securities.

     SMALLCAP World Fund: According to the fund prospectus, this fund seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world. Normally, at least 65% of assets will be invested in equities of issuers located in at least three countries and typically having market capitalizations from $50 million to $1.2 billion.

     The New Economy Fund: According to the fund prospectus, this fund seeks long-term growth of capital by investing primarily in stocks of companies in the service and information area of the global economy, although a portion of its assets may be outside these areas. The fund may also hold cash or money market instruments.

     The Growth Fund of America: According to the fund prospectus, this fund seeks long-term growth of capital through investments in a diversified portfolio of common stocks. The fund may invest up to 15% of its assets in securities of issuers outside the United States and up to 10% of its assets in lower quality debt securities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Investment valuation and income recognition - The Plan's investments are valued in the financial statements at their respective quoted market prices as of the Plan's year end, or if not available, the last reported market price. Net appreciation of investments consists of unrealized and realized gains and losses on investments. Realized gains and losses on investments are based upon the average cost of investments sold. The participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Plan expenses are paid by the Plan as provided in the Plan agreement.

     Payment of benefits - Benefits are recorded when paid.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated October 6, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has not been amended since receiving the determination letter.

4.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1999 and 1998 are as follows:


        Identity of
      Party Involved              Description of Assets              1999             1998
--------------------------    -------------------------------   ------------     ------------
Dollar General Corporation    Dollar General Corporation        $ 30,666,749     $ 24,508,239
                                Stock Fund
The American Funds Group      The Income Fund of America          10,427,701        9,605,572
The American Funds Group      Washinton Mutual Investors Fund      5,192,125        4,093,395

5.   PLAN AMENDMENTS AND TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan may also be amended at any time in any manner as deemed appropriate. Upon termination, the participants shall become fully vested and the assets under the Plan will be distributed to the participants based upon their account balance.

                                    * * * * *

DOLLAR GENERAL CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------

      Column A                     Column B                       Column C                    Column D             Column E

                                                          Description of Investment
                                                           Including Maturity Date,
                             Identity of Issue,              Rate of Interest,
                              Borrower, Lessor,              Collateral, Par or                                    Current
                              or Similar Party                Maturity Value                    Cost                Value


         *               Dollar General Corporation          2,612,159 units                 $ 32,276,792       $ 30,666,749
                           Stock Fund

         *               The American Funds Group            The Income Fund of
                                                               America                         11,846,360         10,427,701

         *               The American Funds Group            Washington Mutual
                                                               Investors Fund                   5,821,248          5,192,125

         *               The American Funds Group            New Perspective Fund               2,438,488          3,020,645

         *               The American Funds Group            The Cash Management
                                                               Trust of America                 2,363,375          2,363,375

         *               The American Funds Group            The Bond Fund of America           1,985,670          1,883,229

         *               The American Funds Group            SMALLCAP World Fund                1,874,738          2,669,225

         *               The American Funds Group            The Growth Fund of America           173,634            180,122

         *               The American Funds Group            The New Economy Fund                  48,437             51,356

                         Participant notes receivable        Interest rates ranging from
                                                             7.75% to 8.5% and maturity
                                                             dates ranging from 2000 to
                                                             2004                               1,309,192          1,309,192
                    Real estate limited partnerships:

                       Interchange City Associates Ltd.      15.5 shares                          240,553            246,403
                       Liquidity Fund Tax Exempt             15 shares                            150,000             21,400
                       North Creek Associates                400 shares                           242,372            140,800
                       Realty FD 85-1                        200 shares                            82,353            106,700
                                                                                             -------------       ------------
                                                                                                  715,278            515,303
                                                                                             -------------       ------------
                                                                                              $60,853,212        $58,279,022
                                                                                             =============       ============

* Party-in-interest

DOLLAR GENERAL CORPORATION 401(k)
SAVINGS AND RETIREMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------

    Column A             Column B           Column C      Column D    Column E   Column F       Column G     Column H     Column I

                                                                                                             Current
                                                                                  Expenses                   Value of
    Identity                                                                      Incurred                   Asset on
    of Party           Description          Purchase      Selling       Lease       With        Cost of     Transaction   Net Gain
    Involved             of Asset             Price        Price        Rental   Transaction     Asset         Date       or (Loss)


A single transaction representing an amount in excess of 5% of the fair value of Plan assets at the beginning of the year:

*The American      The Cash Management    $ 3,635,008   $    -         $   -       $ -         $3,635,008    $3,635,008    $   -
    Funds Group      Trust of America
*The American      The Cash Management
    Funds Group      Trust of America          -         2,591,980         -         -          2,591,980     2,591,980        -


* Party-in-interest

DOLLAR GENERAL CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------

               Column A               Column B             Column C        Column D       Column E       Column F       Column G

                                                                                                         Expenses
               Identity                                                                                  Incurred
               of Party              Description           Purchase        Selling         Lease           with         Cost of
               Involved               of Asset              Price           Price          Rental       Transaction      Asset

     A series of security transactions representing one or more securities of the same issue which in the aggregate is in excess of 5% of the fair value of Plan assets at the beginning of the year:

*    The American Funds           The Cash Management    $ 19,943,264      $         -     $   -         $   -        $ 19,943,264
       Group                        Trust of America                -       19,216,568         -             -          19,216,568

*    Dollar General Corporation   Common stock              5,940,339                -         -             -           5,940,339
       Stock Fund                                                   -        4,274,482         -             -           3,757,220

*    The American Funds           The Income Fund of
       Group                        America                 3,848,946                -         -             -           3,848,946


    Column H        Column I

    Value of
    Asset on
  Transaction       Net Gain
     Date           or (Loss)

 $ 19,943,264       $     -
   19,216,568             -

    5,940,339             -
    4,274,482       517,262


    3,848,946             -

*Party-in-interest

The following is a complete listing of Exhibits filed or incorporated by reference as part of this annual report:


                                    EXHIBITS


Exhibit                 Description
-------                 -----------

  23                    Consent of Independent Auditors

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        DOLLAR GENERAL CORPORATION
                                        401(k) SAVINGS AND RETIREMENT PLAN


Date: June 23, 2000                     By: /s/ Bob Carpenter
                                           -----------------------------------
                                            Name:   Bob Carpenter
                                            Title:  Plan Administrator